                                 CONFIDENTIAL
                                 ------------

                                Amendment No.2
                                      to
                                 SCHEDULE 14A
                                (Rule 14a-101)

                   INFORMATION REQUIRED IN CONSENT STATEMENT
                           SCHEDULE 14A INFORMATION

                  Consent Statement Pursuant To Section 14(a)
                    Of The Securities Exchange Act Of 1934


Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Consent Statement
[_] Confidential, Use Of The Commission Only (as permitted by Rule 14a-6(e)(2)) Consent Statement
[_]  Definitive Consent Statement
[_]  Definitive Additional Materials
[_]  Soliciting Material Pursuant to Rule 14a-12

                      Digital Courier Technologies, Inc.
--------------------------------------------------------------------------------
               (Name of Registrant as Specified in its Charter)

                              The Proponent Group
--------------------------------------------------------------------------------
  (Name of Person(s) Filing Consent Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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

                                                               February __, 2002

Dear Fellow Stockholders of Digital Courier Technologies, Inc.:

         We are writing to urge you to assist in our effort to replace the board of directors of Digital Courier Technologies, Inc. with directors who we believe will manage the Company effectively and in the best interests of stockholders. Toward that end, we have prepared and enclosed the attached Consent Statement and Consent. Please express your consent to the proposals described in the Consent Statement by marking, signing and dating the enclosed Consent and returning it to James A. Egide, as set forth in the Consent Statement.

         The proposals described in the Consent Statement include a proposal to remove all current directors of Digital Courier that may be removed by holders of the common stock and a proposal to replace them with three persons that we have designated in the Consent Statement. As further described in the Consent Statement, we are proposing to replace the existing directors of Digital Courier because of what we perceive as their breach of their fiduciary duties in connection with their recent creation of two new series of preferred stock, the deteriorating financial performance and capital position of the Company under their tenure, their dedication of substantial resources to matters extraneous to the business of the Company, their questionable approval of a settlement agreement with a former related party, general operational problems and their pursuit of personal agendas that are not aligned with the interests of stockholders.

         Only stockholders of record at the close of business on January 17, 2002 are entitled to consent in connection with this consent solicitation. We believe that there were 43,544,444 shares of common stock of Digital Courier outstanding as of the designated record date of January 17, 2002. Our group, our nominees for director and persons who have entered into an agreement to vote in favor of our nominees collectively control 9,404,326 shares (approximately 21% of the outstanding shares) of common stock of Digital Courier. Accordingly, in order for the proposals to be approved, all of the members of our group, our nominees for director, and the holders of at least 12,367,897 additional shares of common stock must vote in favor of the proposals described in the Consent Statement.

         Please note that the failure to sign and return a Consent will have the same effect as a vote against our proposals to remove the directors and replace them with our nominees. Please sign and return your Consent today. In any case, your Consent must be received by March 17, 2002. If you have any questions, please feel free to call James A. Egide at (415) 302-8621.

                                       The Proponent Group

                                       James A. Egide             Ken Nagel
                                       R.J. Pittman               C.R. Fedrick
                                       James L. Thompson          William Isetta


                                    IMPORTANT

If your Digital Courier shares are held in your name, please sign, date and mail the enclosed Consent to James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111. If your Digital Courier shares are held in a "street name," only your broker or bank can execute a consent with respect to your shares and only upon receipt of your specific instructions. Accordingly, you should deliver the enclosed form of Consent to your broker or bank, contact the person responsible for your account, and give instructions for the form of Consent to be signed representing your shares. Please confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Proponent Group in care of James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, so that the Proponent Group will be aware of all instructions given and can attempt to ensure that such instructions are followed. If you have any questions or require any assistance in executing your consent, please call Mr. Egide at (415) 302-8621.

                                 CONFIDENTIAL
                                 ------------
                   PRELIMINARY COPY - SUBJECT TO COMPLETION

THE PROPONENT GROUP EXPECTS TO RELEASE THIS CONSENT STATEMENT TO STOCKHOLDERS ON OR ABOUT THE DATE THREE DAYS FOLLOWING COMPLETION OF THE SEC'S REVIEW OF THIS CONSENT STATEMENT.

                               Consent Statement
                                      Of
                              The Proponent Group

         This Consent Statement and accompanying form of Consent are being circulated by a concerned group of stockholders of Digital Courier Technologies, Inc., a Delaware corporation ("Digital Courier" or the "Company"), that have identified themselves as the "Proponent Group" to holders of the common stock, $.0001 par value, of the Company ("Common Stock") in connection with their solicitation of written Consents from the holders of the Common Stock. The Proponent Group includes the following individuals: James Egide, R.J. Pittman, James L. Thompson, C.R. Fedrick, Ken Nagel, and William Isetta. The Proponent Group has come together for the purpose of removing the existing directors of the Company and replacing them with the "Nominees" identified in this Consent Statement.

         Certain members of the Proponent Group have previously served as officers of the Company, including R.J. Pittman, CEO and director from August 1998 to March 1999 and Vice President from March 1999 to January 2000; James L. Thompson, Vice President from July 1999 to June 2000 and again from October 2000 to August 2001; Ken Nagel, director from October 1999 through January 2001 and Senior Operations Manager from June 1999 through January 2000; and William Isetta, Assistant to the CEO from December 1999 through September 2000. James Egide was CEO and a director of the Company from March 1999 until July 2000, when he resigned following a series of disagreements with certain officers and directors of the Company. Allan Grosh, a Nominee, was Chief Operating Officer and a director of the Company for a period during 1999. Additional information regarding affiliations between the Proponent Group, the Nominees and the Company is set forth under the headings "Reasons for the Consent Statement - Failures of Existing Management," "Certain Information Regarding Each of the Nominees" and "Certain Relationships and Related Transactions."

         This Consent Statement and enclosed form of Consent are first being mailed to holders of the Common Stock on or about February __, 2002. This Consent Statement and accompanying form of Consent propose that the following actions, in the order set forth below, be approved and effected by written consent in lieu of a meeting of stockholders, as authorized by the Delaware General Corporation Law (the "Corporate Code"):

         1. The removal without cause of all directors of the Company (the "Removal Proposal"); provided, however, if the issuance of the Series B Preferred Stock or Series C Preferred Stock is not repealed or declared null and void, the removal without cause of all directors of the Company not elected solely by holders of the Series B Preferred Stock or Series C Preferred Stock.

         2. The election to the board of directors of the Company of R.J. Pittman, Allan J. Grosh and James L. Thompson (the "Nominees") to serve until their respective successors are duly elected and qualified (the "Election Proposal"); provided, however, in the event that the issuance of the Series B Preferred Stock and Series C Preferred Stock is not repealed, declared null or void, the election of only R.J. Pittman as a director of Digital Courier Technologies, Inc.

The Removal Proposal and the Election Proposal (collectively, the "Proposals") are designed to permit the Proponent Group to replace the Company's board of directors with the Nominees. We are proposing to remove the existing directors for the reasons identified in the section entitled "Reasons For the Consent Statement" beginning on page 2. We believe that the Nominees have the skills and industry-specific experience to assess the various issues facing the Company and undertake the changes necessary to make operations of the Company profitable. The Proponent Group asks that you express your consent to the Proposals by marking, singing and dating the enclosed form of Consent and returning it in the enclosed, postage-paid envelope to James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, in accordance with the instructions set forth in Consent Procedures beginning on page 12 below.

         THIS CONSENT SOLICITATION IS BEING MADE BY THE PROPONENT GROUP AND NOT ON BEHALF OF THE COMPANY'S CURRENT BOARD OF DIRECTORS. THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO.

Forward Looking Statements

         The Proponent Group urges you to read this Consent Statement carefully. The information contained in this Consent Statement includes forward-looking statements, which are indicated by words or phrases such as "anticipates," "estimates," "projects," "believes," "intends," "expects," and similar words or phrases. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks include, among others, the possibility that the Nominees, if elected, will not be able to make desired changes to the business of the Company, make the Company profitable or dispose of some or all of the assets of the Company. Given these uncertainties, you are advised not to attribute undue certainty to such forward-looking statements. The Proponent Group disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


                       REASONS FOR THE CONSENT STATEMENT

General

         The principal objective of this Consent solicitation is to seek a sufficient number of votes by written consent to remove as many of the directors of the Company as may be removed by holders of the Common Stock and to elect to the board of directors as many of the Nominees as may be elected by holders of the Common Stock. The Proponent Group has reviewed the history and performance of the Company over the past sixteen months and believes that management during that period, including the current directors and officers, have failed to perform responsibly and effectively. We believe the existing directors need to be removed immediately for a variety of reasons, including their breach of their fiduciary duties in connection with the creation and issuance of the Series B Preferred Stock, the financial problems of the Company, management's focus on matters extraneous to the business of the Company, their questionable approval of a settlement agreement with a former related party and general operational problems of the Company. As outlined in greater detail below, we believe that the performance of the Company under the tenure of existing management and their immediate predecessors has been disappointing, and that the time for a new management team is now.

         In our view, the existing management team has been given an adequate opportunity to manage the Company, cause it to grow and make it profitable--but has failed. The Nominees have experience in building and operating credit card processing companies and other businesses. Each of the Nominees has served as an officer of the Company, and accordingly is generally familiar with its business and the issues it faces; however, because each of the Nominees is not presently employed by the Company, we expect that each will bring a level of objectivity that the current directors do not have. In addition, each of the Nominees is a holder of Common Stock and has the financial incentive to act in the best interests of the holders of the Common Stock. We believe that the Nominees have the knowledge of the Company and its business, the general and industry-specific business experience and the financial incentive to prevent further erosion of stockholder value and turn the Company toward future growth and profitability. We can provide no assurance, however, that the Nominees will be able to turn around the business of the Company or otherwise enhance stockholder value if they are elected.

Failures of Existing Management

         The Proponent Group's reasons for desiring to remove the existing board of directors and replace them with the Nominees include the following:

The Existing Directors Issued to Themselves Shares of Preferred Stock Giving
----------------------------------------------------------------------------
Them the Ability to Elect a Majority of the Board
-------------------------------------------------

         On January 3, 2002, the Company announced that it had created and issued to the individuals currently serving as directors of the Company shares of Series B Preferred Stock. On January 15, 2002, the Company announced that it had sold four shares of Series B Preferred Stock to the four existing directors for the aggregate purchase price of $4.00. Under the Certificate of Designation approved by the board of directors (but not stockholders) establishing the Series B Preferred Stock, the number of directors was increased to five directors at any time shares of Series B Preferred Stock are outstanding, and the holders of the Series B Preferred Stock were given the right to elect four such directors. As a result, at any time shares of Series B Preferred Stock are outstanding, the holders of the Company's 43,544,444 shares of Common Stock, (collectively with holders of the Series B Preferred Stock) would elect the one other director. We believe that the director's issuance of such stock to themselves in the face of a proposed consent solicitation demonstrates the directors' lack of good judgment, their willingness to enrich themselves at the expense of stockholders and their disregard for their fiduciary duties.

         On January 18, 2002, after our Proponent Group and other stockholders had expressed concerns about the legality of the issuance of shares of Series B Preferred Stock, the Company announced that the four shares of Series B Preferred Stock that had been issued to the directors had been converted into four shares of Common Stock. As a result of such conversion, there are, to our knowledge, no shares of Series B Preferred Stock outstanding, and, we believe that the holders of the Common Stock presently have the ability to elect and remove all the directors of the Company. Nevertheless, we believe the current directors showed poor judgement in issuing to themselves shares of Preferred Stock entitling them to elect 80% of the directors, and, because 16 shares of Series B Preferred Stock and one share of Series C Preferred Stock are still authorized but have not been issued or converted, the directors could again issue themselves preferred stock entitling them to elect a majority of directors of the Company if they feel that their tenure in office is threatened or for any other reason.

Cash Flow and Other Financial Problems
--------------------------------------

         In the Balance Sheets included in the Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2001 (the "Most Recent 10-Q"), the Company reported negative working capital (calculated by subtracting current liabilities from current assets) in excess of $4,600,000. The Company's working capital has become worse under existing management. Specifically, the Selected Financial Data (the "Selected Financial Data") included as Item 6 in the Company's Annual Report on Form 10-K for the Year Ended June 30, 2001 (the "2001 Annual Report") indicate that the working capital has steadily declined from a positive $3,624,308 in 1997 to a negative $4,186,008 in 2001. In our view, replacement of the board of directors and management with a team that has the experience and know-how to increase the bottom line is essential to the future of the Company.

Focus on Collateral Matters
---------------------------

         It is our opinion that, instead of focusing their attention on running the core business of the Company, current management has spent its scarce resources and energy on a costly and fruitless investigation. For example, during fiscal 2000, the Company spent scarce working capital in order to hire a Los Angeles law firm to conduct a special investigation into allegations that
(a) James Egide (who is a member of the Proponent Group) was part of a group that acquired 75% of Databank St. Kitts International Ltd. ("Databank") prior to the Company's acquisition of Databank in 1999 and (b) Mr. Egide had not disclosed his interest in Databank to the Company in connection with such acquisition. Based on Company disclosures to that effect, it is our understanding that the investigation was commenced following allegations of wrongdoing from a stockholder of the Company; however, we have no first-hand information regarding the source of such allegations.

         Based on information provided by Mr. Egide, our understanding is as follows: In late 1998, Mr. Egide and Mr. Arthur Sharpe identified an opportunity to purchase 75% of the outstanding capital stock of Databank for a total of $6,200,000 in cash and marketable securities from its only listed shareholder, Don Marshall. Mr. Egide informally discussed the opportunity with fellow directors of the Company, who we believe concluded that the Company did not have the cash necessary to make the purchase. Following such discussions, Mr. Egide and Mr. Sharpe recommended the purchase of such Databank shares to some of their contacts, including members of Mr. Egide's family. Such contacts (the "Databank Investor Group") subsequently consummated a purchase of the Databank shares for $6,200,000 in cash and marketable securities. Later, at a time when we believe the board of directors knew that the Databank Investor Group had purchased a majority interest in Databank, the Company's board of directors approved a letter of intent under which the Company was to purchase all outstanding shares of Databank in exchange for 16,600,000 shares of Common Stock at closing and an additional 13,066,000 shares if certain performance criteria were satisfied. A definitive agreement effecting such acquisition was subsequently approved by the board of directors and stockholders of the Company. We believe a significant distinction between the purchase of the Databank shares by the Databank Investor Group in January 1999 and the Company's acquisition of Databank in October 1999 was the willingness and ability of the Databank Investor Group to provide cash and marketable securities to acquire their shares of Databank, whereas the Company was unable to pay cash for the Databank acquisition. In the initial Databank transaction, Mr. Marshall insisted that the purchase price be paid in cash and marketable securities. Ultimately, when the Company completed the Databank acquisition, the Databank Investor Group received restricted shares of Common Stock (and accepted the risks associated therewith), rather than cash or other liquid assets.

         The Proponent Group is committed to investigating and pursuing any persons who defraud or otherwise wrongfully injure the Company. Nevertheless, the Proponent Group does not believe the Company can afford to waste precious cash resources on a veritable "witch hunt" rather than taking the steps necessary to build an efficient, profitable business. It is our understanding that the law firm that conducted the costly investigation into allegations against Mr. Egide could not draw any conclusions regarding wrongdoing. According to Management's Discussion and Analysis of Financial Condition and Results of Operations (the "2001 MD&A") in the 2001 Annual Report, the investigation commissioned by existing management concluded that "the results of the investigation were inconclusive." Nevertheless, the Company continues to include a discussion of allegations against Mr. Egide in its filings with the SEC, including the 2001 Annual Report, the Most Recent 10-Q and, the Preliminary Proxy Statement dated November 23, 2001 (the "Company's Preliminary Proxy"), while omitting information that may refute allegations against Mr. Egide or indicate wrongdoing by others. This suggests to the Proponent Group that management of the Company is inappropriately focused on discrediting Mr. Egide. The Proponent Group desires to see the Company's limited resources, and the time and mental energy of management, focused on what the Proponent Group believes are more important matters, such as the business and operations of the Company.

Incomplete and Unwise Settlement Decisions
------------------------------------------

         Pursuant to a registration rights agreement executed in connection with the Databank acquisition, the Company agreed to register under the Securities Act of 1933, as amended (the "Securities Act"), 1,200,000 of the 16,600,000 shares of Common Stock issued at closing, in quarterly installments through 2001. Such registration statement was never filed. Although the circumstances surrounding the Company's failure to file the registration statement are in dispute, the Proponent Group believes that the decision not to file the registration statement was made by the General Counsel of the Company, notwithstanding her receipt of express directions to prepare and file it from various senior officers of the Company, including Mr. Egide.

         Under the heading "Legal Proceedings" in the 2001 Annual Report, the Company revealed that on October 16, 2001, it entered into a settlement agreement with a "shareholder" regarding the Company's failure to register shares of Common Stock. According to the description of the settlement agreement in the 2001 Annual Report, the Company agreed to issue to the "shareholder" 3,500,000 shares of Common Stock and an $800,000 note, and entered into a confession of judgment in an amount "substantially in excess of the principal amount of the note," in exchange for a waiver of claims related to the Company's failure to register under the Securities Act the re-sale of the shares of Common Stock received in the Databank transaction. Members of the Proponent Group believe this "shareholder" is Don Marshall, who was President of the Company at the time the Databank transaction closed and thereafter until he resigned during 2001. The Proponent Group's belief is based upon, among other things, the fact that the stockholders list provided by the Company shows Mr. Marshall as having been issued a certificate for 3,500,000 shares of Common Stock and a statement by a director of the Company in late summer of 2001 to the effect that the Company was in the final stage of completing a settlement with Mr. Marshall.

         In order to understand the terms and evaluate the propriety of the settlement with the "shareholder," a member of the Proponent Group requested a copy of the settlement agreement from the Company. Notwithstanding the fact that Delaware law requires a corporation to provide its stockholders with copies of books and records upon a proper request, the Company declined to provide a copy of the agreement, stating through counsel that the purpose of wanting to understand and evaluate the settlement was not a proper purpose for inspecting the documents. It is the understanding of the Proponent Group that reporting companies such as DCTI are required to file with the SEC all material agreements, in order that stockholders and the financial community may review their contents. To our knowledge, current management has not filed the settlement agreement with the SEC despite our counsel's request that they do so. Management's failure to file the settlement agreement suggests that management is attempting to hide the terms of the settlement from the Company's stockholders, or is derelict in fulfilling its filing obligations, or both.

         To the extent we have information about it, we question the wisdom of this settlement. Mr. Marshall was the President of the Company at the time the Company failed to file the registration statement in question and was seemingly at least partially responsible for ensuring that the registration statement in question was filed. Moreover, the Proponent Group believes that the settlement agreement with Mr. Marshall leaves unsettled potential claims of other stockholders who claim to have registration rights, which if settled on comparable terms would lead to the issuance of an additional 10,500,000 shares of Common Stock and an additional $2,400,000 note. Also, as part of the settlement, Mr. Marshall granted a proxy to vote the 3,500,000 newly-issued shares of Common Stock to James Condon, the current Chairman of the Board. We do not understand how a proxy granted to Mr. Condon personally (rather than the Company) benefits the stockholders, but observe that such proxy has the effect of entrenching current management. Although we do not possess enough information to determine if the Nominees can unwind the settlement approved by existing management, the Nominees are committed to approving only such agreements as settle the claims of all stockholders who claim to have had registration rights (rather than only one of approximately 30) and only if such agreements are in the best interest of all Company stockholders - not just a former member of management.

         As discussed in "Certain Relationships and Related Transactions" on page 11 hereof, two members of the Proponent Group and one of the Nominees are among the group of shareholders who could claim that the Company failed to honor registration rights in connection with the Databank transaction or the Company's acquisition of SB.Com, Inc. In addition, C.R. Fedrick and William Isetta, two members of the Proponent Group, as well as Chad Evans and Stanton Jones, two parties to the Joint Filing and Consent Agreement who are no longer members of the Proponent Group, are beneficiaries of registration rights agreements under which they believe the Company has failed to perform. Such persons have not formally commenced any legal actions against the Company but are considering commencing lawsuits.

         We believe that the Nominees would act in the best interest of the Company in approving any future settlements but note that, as a result of their relationship with the Proponent Group or direct interest, the Nominees would have a conflict of interest in approving any settlement with themselves, and may have a conflict of interest if asked to consider any proposed future settlement with members of the Proponent Group. To date, there have been no discussions among the Proponent Group and/or the Nominees regarding a specific settlement proposal.

The Interests of Current Management Are Not Aligned With the Holders of the
---------------------------------------------------------------------------
Common Stock.
------------

         According to the Company's Preliminary Proxy, the current board of directors and executive officers of the Company collectively own only 20,000 shares of Common Stock, representing less than .1% of the outstanding shares of Common Stock. Moreover, as might be expected from a board of directors with little ownership interest in the Company, the board of directors recently granted itself additional options and dramatically repriced old options such that the directors now hold options to purchase 1,993,077 shares of Common Stock at an exercise price of $.09 per share. Furthermore, it is our understanding that none of the current directors has ever been elected by the Company's stockholders. Each of the directors was appointed by other directors, and once they appointed each other, they have failed to call an annual meeting of stockholders for more than two years. We believe that, given their lack of personal investment in the Company and their unwillingness to permit stockholders to exercise a voice in the management of the Company, it appears that the interests of the current officers and directors are not adequately aligned with those of stockholders (as further indicated by actions such as the settlement with Mr. Marshall described above). The Proponent Group and Nominees collectively own 7,448,326 shares, or approximately 17% of the outstanding shares of Common Stock. The Nominees alone own 2,576,076 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock. Given their personal stake in the long-term success of the Company, we expect the Nominees to have the proper incentive to act in the best interests of holders of the Common Stock.

Reduction in Market Price of Common Stock
-----------------------------------------

         Current management and their immediate predecessors took control of the Company during the summer of 2000. During the six completed quarters since June 30, 2000, the market price of the Common Stock has fallen from a high of $9.13 during the quarter ended September 30, 2000 to a low of $.06 during the most recent fiscal quarter. The last reported sale of the Common Stock on the OTC Pink Sheets on _________________ was $[.___] per share. Such decline in the market price of the Common Stock partially reflects general economic trends, but we believe that much of such decline is attributable to the failure of current management to effectively and intelligently manage the business of the Company.

Certain Information Regarding Each of the Nominees

         The Nominees are R.J. Pittman, James L. Thompson and Allan J. Grosh. The following paragraphs set forth certain information about each of the Nominees and relationships the nominee had or has with the Company:

         R.J. PITTMAN, 31, has been the Chief Executive Officer of Groxis, Inc., a recently organized research software company, since April 2001 and has been the Chief Executive Officer of Venture Factory, Inc., a venture capital and management firm, since June 1999. From April 1999 to January 2000, Mr. Pittman was a Vice President of the Company; from August 1998 to March 1999, Mr. Pittman was the Chief Executive Officer and a director of the Company, and from June 1996 to April 1998, Mr. Pittman was the Chief Executive Officer of Digital Courier International, Inc., a privately-held predecessor-in-interest to the Company. Mr. Pittman was Vice President of Software Development at Paradigm Systems Corporation, a private financial services company, from January 1994 to October 1995, and Chief Executive Officer of Broadway Technologies Group, Inc., a software and technology consulting firm, from June 1993 to January 1994. Mr. Pittman owns 1,076,076 shares of Common Stock, which he acquired directly from the Company in exchange for his interest in Digital Courier International, Inc. when the Company acquired that entity in 1998.

         JAMES L. THOMPSON, 53, is currently President of Transdough, Inc., a Florida corporation engaged in consulting for startup e-commerce ventures. Mr. Thompson worked for the Company as Vice President from June 1999 to June 2000 and then again as Vice President of Marketing and Merchant Accounts from September 2000 to August 2001. Prior to joining the Company, from June 1997 to June 1999, Mr. Thompson formed and was Secretary/Treasurer and Managing Partner of SB.com, Inc., a credit card processing company that was acquired by the Company in June 1999. Prior to forming SB.com, Mr. Thompson was a partner in Superior Bankcard of Tampa Bay, an agent office of Superior Bankcard Services and was a partner of Worldwide Card Acceptance, a registered ISO and registered agent office for various processing credit card processing banks.

         Mr. Thompson owns 1,400,000 shares Common Stock, most of which he acquired from the Company in exchange for his interest in SB.com, Inc. when the Company acquired that entity. Mr. Thompson has filed a lawsuit against the Company alleging that the Company failed to honor certain registration rights. The Company has filed a counterclaim against Mr. Thompson seeking $500,000 plus interest and additional damages for an alleged breach of a promissory notes that Mr. Thompson intended to repay with the proceeds from the resale of his registered shares of Common Stock. Mr. Thompson denies any liability under the promissory notes as a result of the Company's default on its registration obligations. Potential conflicts of interest could arise if Mr. Thompson is elected to the board of directors and the board of directors subsequently considers a proposed settlement with Mr. Thompson or evaluates its counterclaims against Mr. Thompson.

         ALLAN J. GROSH, 60, is presently the Chief Executive Officer of BridgeWorks, a private company engaged in publications, keynote presentations and web-based training, and has been associated with BridgeWorks since 1997. For a brief period during 1999, Mr. Grosh served as the Chief Operating Officer and a director of the Company. From January 1998 to July 1999, Mr. Grosh was a principal at Dion Durrel + Associates, Inc, a risk management consulting firm. Mr. Grosh is also the founder of Venture Mentor, where is works with companies at various stages on strategic planning, financial planning and business plan implementation.

The Proponents' Program

         We believe that the Nominees will manage the business and affairs of the Company in a manner that they believe would be in the best interests of all stockholders, not just current and former management. Although no assurance can be given that the election of the Nominees will maximize or otherwise enhance stockholder value, certain specific items the Nominees have indicated an intent to pursue, subject to their fiduciary duties, include the following:

         . The Nominees believe that pending and threatened litigation, investigations and associated costs are presently consuming an inordinate amount of the Company's resources, and are inhibiting the Company's ability to expand its business and raise necessary capital. Accordingly, the Nominees plan to move quickly in order to settle pending and threatened litigation against the Company in a manner that is appropriate, fair and equitable to all affected parties, including the Company's stockholders.

         . The Nominees plan to focus on achieving month-to-month operational profitability in the short run. The Nominees believe that, even without an increase in revenues, the Company could be profitable if it were structured and operated appropriately. The Nominees plan to carefully review the business and operations of the Company and, as appropriate, design and effect a short-run restructuring program in order to reduce costs and achieve profitability. The Nominees expect that, if the Company becomes profitable and efficient, its ability to sell its services and increase its revenues will also be enhanced.

         . In the longer run, the Nominees plan to continue to seek for ways to make the Company more efficient and also to evaluate the various businesses and segments of the Company in order to determine whether stockholder value could be increased by selling all or part of the Company's assets. The Nominees have not identified any specific acquisition partners or transactions or any assets that they would intend to sell, but believe that focusing on the Company's core competence is essential for the long-term success of the Company.

         The objectives identified above are not based upon any formal analyses of the Company, and the Nominees have not developed specific plans for achieving the general objectives identified above. In fact, although the Proponent Group has requested certain basic corporate information, such as copies of minutes of meetings held by the Company's board of directors, management has refused to provide such information.

         The Proponent Group believes management's refusal to provide such information is contrary to the requirements of the Corporate Code. Section 220 of the Corporate Code requires a Delaware corporation to make available, within 5 days of receiving a demand under oath, its list of stockholders and other books and records to any stockholder that submits a demand under oath identifying a proper purpose reasonably related to such person's interest as a stockholder. A member of the Proponent Group submitted demands under oath on December 7, 2001 and on January 9, 2002 requesting copies of a stockholders list and all documents and board minutes related to the Company's recent settlement agreement, the issuance of the Series B Preferred Stock and the Databank transaction and subsequent failure to file a registration statement, but, as of the date of this Consent Statement, has received only one of the stockholders lists requested, and has received none of the other records. The Proponent Group also believes that management's refusal to provide the requested information reflects management's inclination to pursue their personal interests, even to the detriment of the Company's stockholders.

         Any analyses or specific plans for pursuing the Nominees' objectives will be created if and when the Nominees are elected and have access to internal Company information. Furthermore, the Nominees' plans could change if they are elected, in part because of their fiduciary duty to stockholders. The stockholders will have an opportunity to consider and vote on the plans and proposals of the Nominees to the extent governing law requires stockholder approval for a specific plan or proposal. In general, governing laws require that stockholders approve a proposal only if it involves a merger or asset sale in which substantially all of the business and assets of the Company are transferred to a new entity or an acquisition by merger using shares of Common Stock if the newly issued shares equal 20% of more of the number of outstanding shares of Common Stock prior to the transaction.

         The Proponent Group has not discussed any specific plans or recourse if the Proponent Group is unsuccessful in obtaining a sufficient number of votes to remove the current directors and elect the Nominees to the board of directors. Although it is possible that all or part of the Proponent Group may make subsequent attempts to remove the current directors and elect their nominees to the board of directors, the Proponent Group has not discussed or considered such a plan. Under the written agreement among members of the Proponent Group, the Proponent Group will automatically dissolve upon the abandonment of the Consent solicitation process described herein. At such point, each member of the Proponent Group would be free to pursue whatever recourse he believes is most appropriate.

                                 THE PROPOSALS

         This Consent Statement and accompanying form of Consent are being furnished to the holders of the Common Stock in connection with the Proponent Group's solicitation from such holders of written Consents to take the following actions by written consent without a stockholders meeting, as permitted by the Corporate Code:

Proposal 1:  Remove All Current Directors of the Company

         Proposal 1, the Removal Proposal, is worded as follows:

         RESOLVED, that, all of the directors of the Company be, and hereby are, removed without cause as directors of Digital Courier Technologies, Inc. effective as of the Effective Date; provided, however, if the issuance of all shares of Series B Preferred Stock and Series C Preferred Stock is not repealed prior to the Effective Date or declared null or void, it is resolved that all directors of the Company not elected solely by holders of the Series B Preferred Stock or Series C Preferred Stock be removed without cause as directors of Digital Courier Technologies, Inc.

         Assuming the Company does not again issue shares of Series B Preferred Stock or issue the share of Series C Preferred Stock, the effect of the Removal Proposal would be to remove, without cause, all of the directors of the Company as of the effective date of the Consents (the "Effective Date"). The Effective Date will be the date that Consents signed by persons holding a majority of the issued and outstanding shares of Common Stock have been delivered to the Company. According to the Company's Preliminary Proxy, the directors of the Company are James J. Condon, John Hanlon, Becky Takeda and Evan M. Levine. The Proponent Group's reasons for desiring to remove the entire board of directors and replace them with their own designees are set forth in the section entitled "Reasons for the Consent Statement" beginning on page 2 hereof.

Proposal Number 2: Election of New Directors

         Proposal Number 2, the Election Proposal, is worded as follows:

         RESOLVED that the following persons be, and hereby are, elected immediately following the effectiveness of Proposal 1 set forth above as directors of Digital Courier Technologies, Inc. to serve until their successors are duly elected and qualified:

                  R.J. Pittman
                  Allan Grosh
                  James L. Thompson;

         provided, however, in the event that the issuance of the Series B Preferred Stock and Series C Preferred Stock is not repealed before the Effective Date or declared null and void, it is resolved that R.J. Pittman be elected as of the Effective Date as a director of Digital Courier Technologies, Inc.

         We believe that adopting the Election Proposal will elect the Nominees as directors of the Company to fill director seats left vacant as a result of the Removal Proposal. Each of the three Nominees named above has consented to being named herein to serve as a director, if elected. Although the Proponent Group has no reason to believe that any of the Nominees will be unable or unwilling to serve as a director, it is anticipated that if any of the Nominees is not available for election, the remaining Nominees will vote for the election of a replacement proposed by the Proponent Group. The Proponent Group's reasons for desiring to remove the entire board of directors and replace them with the Nominees are set forth in the section entitled "Reasons for the Consent Statement" beginning on page 2 hereof.

         If shares of Series B Preferred Stock or Series C Preferred Stock are outstanding on the date consents approving the Election Proposal are delivered to the Company (and the issuance of such shares has not been declared void), adoption of the Election Proposal will elect only one of the Nominees, R.J. Pittman, to the board of directors.

Joint Filing and Consent Agreement

         The members of the Proponent Group, together with Stanton Jones and Chad Evans who are no longer members of the Proponent Group, have entered into a Joint Filing and Consent Agreement dated as of the 30th day of November, 2001. Pursuant to such agreement, each member of the Proponent Group has agreed, among other things, (a) to jointly file and update reports pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended ("Section 13 Reports"), and (b) to vote, and grant James A. Egide a proxy to vote, all of their shares of Common Stock in favor of the Consent and resolutions that are similar to or would facilitate approval of the Consent. The Joint Filing and Consent Agreement expires upon the earliest to occur of (x) the date the Consent becomes effective, (y) June 30, 2002 and (z) the date the Consent Agreement is terminated by all parties thereto.

Certain Relationships And Related Transactions

         James L. Thompson, who is a Nominee and a member of the Proponent Group, and Ken Nagel, who is a member of the Proponent Group, acquired shares of Common Stock as part of an acquisition transaction with the Company. Messrs. Thompson and Nagel are among a group of shareholders who believe that the Company granted, and then failed to honor, registration rights. Messrs. Thompson and Nagel have filed a lawsuit against the Company to seek redress for the alleged failure of the Company to honor their registration rights. C.R. Fedrick and William Isetta, two other members of the Proponent Group, are beneficiaries of registration rights agreements under which they believe the Company has failed to perform. Such persons have not formally commenced any legal actions against the Company but have made informal claims and are considering commencing lawsuits.

         The Company has filed counterclaims against each of Mr. Thompson and Mr. Nagel seeking $500,000 plus interest and additional damages for alleged breaches of promissory notes that Messrs. Thompson and Nagel intended to repay with the proceeds from the resale of their registered shares of Common Stock and seeking $3,800,000 against Mr. Nagel for alleged wrongful approval of merchant applications while Mr. Nagel was an employee of the Company. Messrs. Thompson and Nagel deny any liability under the promissory notes as a result of the Company's default on its registration obligations, and Mr. Nagel denies any allegations of wrongful approval of merchant applications. Of the three merchant applications in question in the counterclaims, Mr. Nagel believes that one was approved after Mr. Nagel was no longer employed with the Company, one was a part of a portfolio of merchant accounts that the Company obtained when it purchased Access Services, Inc. (with which Mr. Nagel had no prior affiliation) and the third was approved by the President of Access Services, Inc. at a time when the operations of Access Services had not yet been consolidated with the Company's Florida operations and such President was the person authorized to approved merchant accounts for Access Services.

Interests of Certain Persons in Matters to Be Acted Upon

         None.


Security Ownership of Proponent Group, Nominees, Management and Certain Stockholders

         The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of January 1, 2002 by (i) each member of the Proponent Group, (ii) each Nominee, (iii) each of the current directors and executive officers of the Company, (iv) each person known by the Proponent Group to be the beneficial owner of more than 5% of the Common Stock, and (v) by all existing directors and officers as a group. All information with respect to persons included only in (iii), (iv) and (v) above is based solely upon publicly available filings of the Company and such persons as of January 1, 2002, and the members of the Proponent Group make no representation that such information is current or accurate. Unless otherwise noted, each person named has sole voting and investment power with respect to the shares indicated.

                                                                                 Beneficial Ownership
              Name and Address of Beneficial Owner                             As of January 1, 2002 (1)
                                                                   -------------------------------------------------
                                                                      Number of shares of
                                                                         Common Stock         Percentage of Class(2)
                                                                   ------------------------- ------------------------
Proponent Group

         C.R. Fedrick                                                      1,497,000*                   3.4%*
         P.O. Box 688
         Novato, California 94948

         James L. Thompson (Nominee)                                       1,400,000*                   3.2%*
         100 Beach Drive, NE, Suite 1502
         St. Petersburg, Florida 33701

         James A. Egide                                                    1,399,000*                   3.2%*
         313 Elks Point Road
         Zephyr Cove, Nevada 89448

         Ken Nagel                                                         1,325,000*                   3.0%*
         1756 Arabian Lane
         Palm Harbor, Florida 34685

         R.J. Pittman (Nominee)                                            1,076,076*                   2.4%*
         20 Alexander Avenue
         Sausalito, CA 94965

         William Isetta as Trustee for                                       651,250*                   1.4%
         Anne Marie Egide Judice Endowment
         400 Bel Marin Keys Boulevard
         Novato, CA 44949

Nominees (if not included in Proponent Group)

         Allan J. Grosh                                                      100,000                    **

Officers and Directors

         Becky Takeda (Vice President Business Development;                  344,000/(3)/               **
         Director)

         John J. Hanlon (President, Chief Financial Officer and              278,074/(4)/               **
         Director)

         James J. Condon (Chairman of the Board)                              50,000/(5)/               **

         Evan M. Levine (Director)                                            50,000/(6)/               **

                                                                                 Beneficial Ownership
              Name and Address of Beneficial Owner                             As of January 1, 2002 (1)
                                                                   -------------------------------------------------
                                                                      Number of shares of
                                                                         Common Stock         Percentage of Class(2)
                                                                   ------------------------- ------------------------
Principal Holders of Common Stock  (other than as included in
Proponent Group)

         Nautilus Management                                               5,481,250/(7)/              12.6%
         c/o DCTI
         348 East 6400 South, Suite 200
         Salt Lake City, Utah 84107

         Brown Simpson Partners I / Brown Simpson Asset                    4,312,568/(8)/               9.9%
         Management
         C/o Walkers Attorney-at-Law
         P.O. Box 265GT, Walker House
         Mary Street, George Town
         Grand Cayman, Cayman Islands

         Amathus Holdings                                                  2,200,000                      5%
         Upper Ground Floor, Rockwood House
         Haywards Heath, 9-17 Perrymount Road
         West Sussex, England RH16 3TW

         Transaction Systems Architects, Inc.                              2,250,000                    5.1%
         224 South 108/th/ Avenue
         Suite 7
         Omaha, Nebraska 68154

All officers and directors as a group (8 persons)                            932,050/(9)/               2.1%

* Represents shares of Common Stock beneficially owned by such person separate from his participation in the Proponent Group. All members of the Proponent Group are deemed to be beneficial owners of 9,304,326 shares of Common Stock, which represents the sum of the 7,348,326 shares of Common Stock owned by all members of the Proponent Group and 1,956,000 shares of Common owned by two individuals who are parties to a Joint Filing and Consent Agreement with the Proponent Group but are no longer members of the Proponent Group.

** Indicates the ownership of less than 1% of the outstanding Common Stock.

----------------------

(1) Information with respect to beneficial ownership as a percentage of the class for each person holding options, warrants or other rights exercisable within 60 days of January 1, 2002 has been calculated as though shares of Common Stock subject to such options were outstanding, but such shares have not been deemed outstanding for the purpose of calculating the percentage of the class owned by any other person. With respect to persons other than members of the Proponent Group and Nominees, the information is based upon publicly available filings by the Company as of January 1, 2002. We can provide no assurance that such information is current or accurate.

(2) The percentage indicated represents the number of shares of Common Stock, warrants and options exercisable within 60 days of January 1, 2002 held by the indicated person divided by the sum of (a) the number of shares subject to options exercisable by such stockholder within 60 days and (b) 43,544,444, which is, based upon publicly available information, the number of shares of Common Stock issued and outstanding as of November 1, 2001.

(3) Includes 344,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of

January 1, 2002. Does not include 456,000 shares of Common Stock that may not be exercised within 60 days of January 1, 2002.

(4) Includes 283,704 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 585,003 shares of Common Stock that may not be exercised within 60 days of January 1, 2002. Although the information set forth in the foregoing table regarding Mr. Hanlon's Common Stock ownership and the information set forth in this footnote are inconsistent, the information is provided as set forth in the Company's Preliminary Proxy. The Proponent Group can provide no assurance that such information is accurate.

(5) Includes 50,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 125,000 shares of Common Stock that may not be exercised within 60 days of January 1, 2002.

(6) Includes 50,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Does not include 125,000 shares of Common Stock that may not be exercised within 60 days of January 1, 2002.

(7) Includes 3,500,000 shares of Common Stock whose voting rights are assigned to James J. Condon, current Chairman of the Board, for a period extending through June 30, 2004.

(8) Includes 4,312,568 shares of Common Stock issuable upon the conversion of the 360 shares of Series A Preferred Stock convertible within 60 days of January 1, 2002 or upon the exercise of warrants exercisable within 60 days of January 1, 2002. Such information is included in reliance upon the most recent amendment to the Schedule 13G filed with the SEC by such entities. The Proponent Group can provide no assurance that such information is accurate.

(9) Includes 702,074 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of January 1, 2002. Includes only shares of Common Stock reported as being beneficially owned by officers and directors of the Company in the Company's Preliminary Proxy. The Proponent Group can provide no assurance that such information is accurate.

Recent Issuance of Series D Preferred Stock

     On February 4, 2002, the Company announced on January 22, 2002, it entered into an agreement with Brown Simpson Partners I, Ltd. ("Brown Simpson"), under which, in exchange for the Company's issuance of 360 shares of Series D Preferred Stock, Brown Simpson agreed (a) to surrender all shares of Series A Preferred Stock of the Company, all warrants to purchase shares of capital stock of the Company, and all registration, anti-dilution or participation rights Brown Simpson may have with respect to the Company's capital stock previously issued to Brown Simpson, and (b) to release the Company from any liability arising from claims it has asserted against the Company in connection with the acquisition of DataBank International Ltd. and the delisting of the Company's Common Stock by Nasdaq. According to the Company's press release, each share of Series D Preferred Stock issued to Brown Simpson has a stated value of $10,000, and is convertible into 33,333 shares of Common Stock, although Brown Simpson cannot exercise any conversion right until May 31, 2002. The Proponent Group is in the process of seeking to obtain additional information about the issuance of the Series D Preferred Stock to Brown Simpson and the effect it may have on the Company and the Proponent Group's solicitation of Consents.

Legal Proceedings

     On January 7, 2002, the Company filed, and on January 18, 2002, the Company served on various members of the Proponent Group, a Complaint in United Stated District Court in the North District of California (the "Complaint"). The Complaint alleges that Amendment No. 1 to Schedule 14A filed by the Proponent Group with the SEC on December 27, 2001 is false and misleading and seeks an order prohibiting the defendants from soliciting consent statements, voting any shares pursuant to any consent statements and exercising any voting rights pertaining to consent statements acquired by them unless and until a revised consent statement that does not contain false and misleading statements is filed and disseminated. The Proponent Group does not believe that the Complaint has merit and believes that the Complaint is just another example of current management expending Company resources in order to limit the voting rights of the holders of the Common Stock in order to extend its tenure in office.

     See "Certain Relationships and Related Transactions" beginning on page 11.

Section 16(A) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, as well as persons who beneficially own more than ten percent of the Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on a review of the copies of such forms obtained by the Proponent Group from the SEC, the Company believes that that there were no forms filed delinquently or not filed during the most recent fiscal year or prior years (to the extent not previously disclosed) by any of the Nominees who previously worked for the Company and had a filing obligation.

                               CONSENT PROCEDURES

What Corporate Documents and Provisions of Law Govern the Removal and Replacement of Directors and the Use of a Written Consent

     With respect to the removal of directors, Section 141(k) of the Corporate Code provides that, unless the directors have staggered terms or the corporation has cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Company's directors do not have staggered terms, and neither the certificate of incorporation of the Company, as amended and restated to date (the "Certificate"), nor the Bylaws of the Company provide for cumulative voting. Article IX of the Certificate provides that a director may be removed for cause at an annual or special meeting by the same vote as that required to elect a director provided that certain procedures are complied with. The Proponent Group believes that Article IX applies only to removal for cause (and we propose to remove the incumbent directors without cause) and, in light of its use of the permissive word "may," does not exclude other methods of removing directors. Moreover, even if Article IX purports to provide the exclusive means for removing directors, the Proponent Group believes that the provisions of Section 141(k) of the Corporate Code, which clearly authorize removal without cause and without following the procedures outlined in Article IX of the Certificate, govern the removal of the Company's directors.

     With respect to the use of written consents, Section 228 of the Corporate Code provides as follows:

     Unless otherwise provided in the certificate of incorporation, any actions required by this chapter to be taken at an annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice or without a vote, if a consent or consents in writing setting forth the action to be taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Certificate does not limit or prohibit the use of written consents. Article II, Section 13 of the Company's Bylaws permits stockholder action by written consent. Accordingly, the Proponent Group believes that written Consents in the form enclosed signed by the holders of a majority of the outstanding Common Stock (and, if issued, the Series B Preferred Stock and Series C Preferred Stock voting with the Common Stock as a class) will be sufficient to remove and elect the number of directors identified in the succeeding section.

How many Directors Will Be Removed and Elected as a Result of the Consent?

     To our knowledge, there are presently no shares of Series B Preferred Stock or Series C Preferred Stock issued and outstanding. Assuming that no shares of Series B Preferred Stock or Series C Preferred Stock are outstanding on the date Consents from a majority of the holders of the Common Stock are tendered to the Company, we believe that the effect of tendering Consents signed by the holders of a majority of the Common Stock will be to remove from office all persons serving as directors of the Company as of the Effective Date and to replace them with the three Nominees.

     If the Company again issues shares of Series B Preferred Stock before the date that Consents from a majority of the holders of the Common Stock are tendered to the Company, and such shares remain outstanding through such date and are not declared null or void, we believe that the effect of tendering Consents signed by the holders of a majority of the Common Stock will be to remove from office only persons elected by the holders of the Common Stock and to elect only one of the Nominees, R.J. Pittman. Under such circumstances, the holders of the Series B Preferred Stock would have the right to elect four directors and the holder of the Series C Preferred Stock would have the right to elect two directors.

Who is Entitled to Sign and Deliver a Consent?

         Consents may be executed by holders of Common Stock of record at the close of business on the Record Date. All holders of Common Stock at the close of business on the Record Date have the right to consent to the Proposals, even if they have disposed of their shares of Common Stock after the Record Date. If at any time the Proponent Group receives valid and unrevoked Consents representing a majority of the total voting power of the outstanding shares of Common Stock as of the Record Date and approving the Proposals, the Proponent Group will deliver the Consents to the Company. After the Proponent Group makes that delivery, stockholders will be unable to revoke a Consent. The Proponent Group or the Company will notify all stockholders who have not consented to the actions at such time as the Proponent Group has been able to secure a sufficient number of Consents to adopt the Proposals.

         There are issued and outstanding approximately 360 shares of Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), of the Company. With respect to the voting rights of holders of the Company's outstanding Preferred Stock, the Certificate provides that, with certain exceptions not applicable to the Proposals, "the Preferred Stock shall have no voting right." Based on the foregoing, the Proponent Group believes that Consents signed and delivered by holders of a majority of the total voting power of the outstanding shares of Common Stock will be sufficient to approve the Proposals and that the holders of the Preferred Stock do not have the right to approve (or decline to approve) the Proposals.

         To our knowledge, there are presently no shares of Series B Preferred Stock or Series C Preferred Stock outstanding. Under the governing corporate documents, if such shares are outstanding on any relevant date, the holders of the Series B Preferred Stock and Series C Preferred Stock will be eligible to vote on the Proposals.

What is the Record Date for the Consents?

         The Record Date is January 17, 2002, which is the date on which a Consent executed by a member of the Proponent Group was first delivered to the Company. Under Section 213(b) of the Corporate Code, the Record Date is the first date a signed Consent is delivered to the Company, unless the Board has previously fixed a record date. To the knowledge of the Proponent Group, the Board has not previously fixed a record date for this solicitations. Only holders of record of Common Stock on the Record Date may execute a Consent.

How Many Shares Must Consent to the Proposals?

         Consents signed by the holders of at least a majority of the total voting power of the outstanding shares of Common Stock are required to adopt Proposals 1 and 2. According to the Most Recent 10-Q, the number of shares of Common Stock issued and outstanding on November 15, 2001 was 43,544,444. Based on the foregoing, and assuming that from November 15, 2001 through the Record Date, no additional shares of Common Stock were issued, 43,544,444 shares of Common Stock were issued and outstanding on the Record Date, which shares comprised the total voting power of the Company's outstanding stock with respect to the Proposals.

         Based on the foregoing assumptions, the number of votes required for a majority of the total voting power of the outstanding shares of Common Stock would be 21,772,223 shares of Common Stock. The actual number of votes required will depend on the facts as they existed on the Record Date.

How many Consents Must the Proponent Group Receive?

         Ken Nagel, a member of the Proponent Group who holds 1,325,000 shares of Common Stock, has executed a Consent and delivered it to the Company. In addition, it is expected that the other members of the Proponent Group, the Nominee who is not a member of the Proponent Group and Chad Evans and Stanton Jones (who own, in the aggregate, 1,956,000 shares of Common Stock) who have signed a Joint Filing and Consent Agreement but are no longer members of the Proponent Group, will execute Consents with respect to their shares of Common Stock. Assuming that the other members of the Proponent Group, such Nominee and Messrs. Evans and Jones execute Consents with respect to their shares of Common Stock, and assuming that there were 43,544,444 shares of capital stock entitled to vote on the

Proposals outstanding on the Record Date, the minimum number of additional shares of Common Stock for which Consents in favor of the Proposals must be received is 12,367,897. The actual number of votes necessary to effect the Proposals will depend on the actual facts as they existed on the Record Date.

When Must I Return My Signed Consent?

         The Proponent Group urges you to sign, date and return your Consent as soon as possible. In order for the Proposals to be approved, the Proponent Group must receive your signed Consent on or before March 17, 2002. If the Proponent Group does not receive timely a Consent from you, it will be the same as a "no" vote. The Proponent Group therefore, urges you to mark, sign, date and return the enclosed Consent as soon as possible.

What Must I do to Consent and How do I Complete the form of Consent?

         To participate in this Consent solicitation, you should mark the "Consent," "Consent Withheld," or "Abstain" box, as applicable, underneath each Proposal on the accompanying form of Consent. You must then sign, date and return the form of Consent promptly in the enclosed postage-paid envelope. If you execute and return the form of Consent but fail to check a box marked "Consent," "Consent Withheld," or "Abstain" for any or all of the Proposals, such Consent will be treated as a Consent to such Proposal or Proposals. You may withhold consent to the removal of any incumbent director under Proposal 1, or withhold consent to the election of any individual Nominee under Proposal 2, by striking a line through such person's name in the appropriate space on the form of Consent.

         If your shares of Common Stock are held in the name of a brokerage firm, bank nominee, or other institution, only that entity can execute a Consent with respect to your shares of Common Stock. They will do so only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and instruct him or her to sign a Consent on your behalf today.

         The Proponent Group urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Proponent Group in care of James A. Egide at the address set forth on the back cover of this Consent Statement so that the Proponent Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         Your Consent is important. Please mark, sign and date the enclosed form of Consent and return it in the enclosed postage-paid envelope promptly. Failure to timely return your Consent will have the same effect as voting against the Proposals. If you have any questions or require any assistance in executing or delivery your Consent, please contact James A. Egide at (415) 302-8621.

What Is The Effect Of My Not Executing A Consent And Not Authorizing The Record Holder To Do So?

         The Consents with respect to each Proposal will become effective only when and if properly completed, signed and delivered to the Proponent Group (and then to the Company) by the holders of record of a majority of the outstanding shares of Common Stock on the Record Date. Because the receipt of Consents from a majority of outstanding shares of Common Stock (as opposed to a lower threshold such as more vote for than against) is required before the Proposals will be approved, any abstentions, broker non-votes or other failures to execute and timely return a Consent (or to cause a nominee holder to do the same) will have the same effect as voting against the Proposals.

Can I Revoke My Consent?

         You can revoke your Consent at any time before it becomes effective by submitting a written, dated revocation of such Consent or a letter dated after the date of such Consent covering the same shares of Common Stock. Your revocation may be in any written form validly signed by the record holder and should clearly state that the Consent previously given is no longer effective. You must execute and deliver your revocation before the time that the action authorized by the executed Consent is taken. You may deliver the revocation to James A. Egide c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111.

When Will the Proposals Become Effective?

         The Proposals will become effective when and if the Proponent Group has received and delivered to the Company properly completed, unrevoked Consents signed by the holders of record on the Record Date representing a majority of the issued and outstanding Common Stock on the Record Date. No Consent will be effective unless received by the Proponent Group on or before March 17, 2002. It is the intent of the Proponent Group not to deliver the Consents to the Company unless Consents sufficient to approve both of the Proposals have been received. If both Proposals are not approved, none of the Proposals will be enacted even though sufficient Consents may have been received to approve a particular Proposal. The failure to execute and timely return a Consent will have the same effect as voting against the Proposals.

Do I have Appraisal Rights?

         You do not have dissenters' rights of appraisal as a result of this solicitation of Consents or either of the Proposals.

            COSTS AND METHOD OF SOLICITATION; REIMBURSEMENT OF COSTS

         Written Consents may be solicited in person or by mail, advertisement, telephone, facsimile or e-mail. Other than communications by e-mail to persons with whom the Proponent Group has an existing relationship, the Proponent Group does not intend to use the Internet to solicit proxies. The Proponent Group has not retained a shareholders communication or public relations firm to solicit Consents pursuant to this Consent Statement. Rather, any active solicitation will be performed by the members of the Proponent Group and the Nominees.

         Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward the Proponent Group's solicitation materials to the beneficial owners of the shares of Common Stock they hold of record, and the Proponent Group will reimburse them for their reasonable out-of-pocket expenses. If your shares of Common Stock are registered in your own name, you may mail or fax your Consent to James A. Egide, c/o Stoel Rives LLP, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, facsimile (801) 578-6999.

         The entire expense of preparing, assembling, printing and mailing this Consent Statement and any other Consent soliciting materials and the cost of soliciting Consents will be borne by the Proponent Group. If the Proposals are approved, the Proponent Group will request reimbursement from the Company for these expenses.

                             ADDITIONAL INFORMATION

         If you have any questions regarding this Consent Statement or the execution of a Consent, please contact James A. Egide at (415) 302-8621.

                        Majority Consent of Shareholders
                      Of Digital Courier Technologies, Inc.

               This Consent is being solicited the Proponent Group
             and not on behalf of the Company's Board of Directors.

              First Consent Delivered to Company: January 17, 2002

Unless otherwise indicated below, the undersigned, a stockholder on January 17, 2002 (the "Record Date") of Digital Courier Technologies, Inc., a Delaware corporation (the "Company"), hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock, $.0001 par value ("Common Stock"), of the Company held by the undersigned, to each of the following actions without a meeting, without prior notice and without a vote, effective as of the date (the "Effective Date") on which the Company receives duly executed and unrevoked consents substantially in the form of this Majority Consent of Shareholders from the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date:


PROPOSAL  1.   RESOLVED, that all of the directors of the Company be, and hereby are, removed without cause as directors of Digital Courier
               Technologies, Inc. effective as of the Effective Date; provided, however, if the issuance of all shares of Series B Preferred
               Stock and Series C Preferred Stock of the Company is not repealed prior to the Effective Date or declared null or void, it is resolved that all directors of the Company not elected solely by holders of the Series B Preferred Stock or Series C Preferred
               Stock of the Company be removed without cause as directors of Digital Courier Technologies, Inc.

     [_] CONSENT                  [_] CONSENT WITHHELD            [_] ABSTAIN


INSTRUCTIONS: To Consent, Withhold Consent or Abstain from consenting to the removal of all of the directors of the Company, check the appropriate box above. To the knowledge of the Proponent Group, the current directors of the Company are James J. Condon, Becky Takeda, John Hanlon and Evan M. Levine. If you wish to consent to removal of certain of the directors of the Company, but not all of them, check the "consent" box above and write the name of each person you do not wish removed in the following space: ___________________________________________
___________________________________.
If no box is marked above with respect to Proposal 1, the undersigned will be deemed to consent to such Proposal, except that the undersigned will not be deemed to consent to the removal of any incumbent director whose name is written in the space provided immediately above.


            [Proposal 2 and signature block are on the reverse side]

PROPOSAL 2.    RESOLVED that the following persons be, and hereby are, elected immediately following the effectiveness of Proposal 1 set forth above, as directors of Digital Courier Technologies, Inc. to serve until their successors are duly elected and qualified:

                    R.J. Pittman
                    Allan Grosh
                    James L. Thompson;

               provided, however, in the event that the issuance of the Series B Preferred Stock and Series C Preferred Stock of the Company is not repealed before the Effective Date or declared null and void, it is resolved that R.J. Pittman be elected as of the Effective Date as a director of Digital Courier Technologies, Inc.

    [_] CONSENT              [_] CONSENT WITHHELD          [_] ABSTAIN


INSTRUCTIONS: To Consent, Withhold Consent or Abstain from consenting to the election of all of the above-named nominees for director, check the appropriate box above. If you wish to consent to the election of certain of the above-named nominees for director, but not all of them, check the "consent" box above and cross out the name of each person you do not wish to elect.

If no box is marked above with respect to Proposal 2, the undersigned will be deemed to consent to such Proposal, except that the undersigned will not be deemed to consent to the election of any nominee for director whose name is crossed out above.

PLEASE DATE, SIGN AND MAIL THE CONSENT PROMPTLY, USING THE ENCLOSED ENVELOPE.


                  Dated: _________________, 2002


                  __________________________________________
                  [print name of record shareholder as set forth on certificate]


                  __________________________________________
                  [signature of record shareholder or person authorized to sign on behalf of record shareholder]

                  __________________________________________
                  [Title or authority of authorized person, if applicable]


                  __________________________________________
                  [signature, if held jointly]

If an individual, please sign exactly as the name appears on the certificate representing your shares of Common Stock. If a corporation, partnership, trust, limited liability company or other entity, please identify the entity as the name appears on the certificate representing your shares of Common Stock, cause an authorized person to sign on behalf of the entity, and clearly identify the title of such authorized person. This Majority Consent of Shareholders shall vote all shares the signatory is entitled to vote.